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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Tele2 AB (publ) *(formerly NetCom AB (publ)*
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Sweden
Jurisdiction of Subject Company's Incorporation or Organization)

Tele2 AB (publ)
(Name of Person(s) Furnishing Form)

Class A Shares, par value SEK 5 per share
(including in the form of Class A American Depositary Shares, each representing one Class A Share)
(Title of Class of Subject Securities)

W5707Z102
(CUSIP Number of Class of Securities (if applicable))

Håkan Zadler,
Skeppsbron 18, Box 2094,
S-103 13 Stockholm,
Sweden
Tel: 011 46 8 562 640 00
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 21, 2002
(Date Tender Offer/Rights Offering Commenced)

.TELE2.

OFFER TO RECLASSIFY CLASS A SHARES IN TELE2 AB (publ) INTO CLASS B SHARES

Offer to reclassify shares

At the Annual General Meeting of Tele2 AB (publ) ("Tele2") on 16 May 2002, it was resolved to make an offer to the holders of Class A Shares in Tele2 whereby such Class A Shares would be reclassified into Class B Shares on a one-for-one basis (the "Offer"). According to the articles of association of Tele2, each Class A Share has an entitlement to ten votes and each Class B Share has an entitlement to one vote. Except for these different voting rights, there are no other differences between Class A Shares and Class B Shares.

The period for acceptance of the Offer commences on 21 May 2002 and ends on 20 June 2002. No commission or other fees will be charged. The further terms and conditions of the Offer are set out below.

Acceptance of the Offer

Holders of Class A Shares in Tele2 who wish to accept the Offer must submit an acceptance form to Fischer Partners Fondkommission AB ("Fischer Partners"), Box 16027, SE-103 21 Stockholm, Sweden. Acceptance forms must be received by Fischer Partners no later than 20 June 2002. Holders of Class A Shares registered in the share register kept by VPC AB as at 16 May 2002 will receive a pre-printed acceptance form together with a pre-addressed envelope. Shareholders who submit acceptance forms in respect of the Offer shall no longer have a right of disposal over such Class A Shares until the reclassification is settled, unless such shareholder withdraws his shares from the Offer on the basis set out below. Acceptance forms are also available from Fischer Partners, telephone +46 8 463 85 00 or can be downloaded from the web sites www.fip.se and www.tele2.com.

Registration of acceptance forms and receipt of Class B Shares in Tele2

Registration of acceptance forms by VPC AB will, where received, commence on or around 21 May 2002. Acceptance forms are normally registered on a VP-account within a few days following the deliverance of the acceptance forms to Fischer Partners. Thereafter, VPC AB will send a notice indicating the number of Class A Shares being reported for reclassification into Class B Shares. After completion of such registration, the Class A Shares being reported for reclassification will be blocked on a separate VP-account, but will still be registered in the name of the holder until the ending of the acceptance period. Shareholders whose holdings are registered in the name of a nominee will be notified in accordance with their usual nominee procedures.

The reclassification of Class A Shares into Class B Shares will be settled after the expiry of the acceptance period. The reclassified shares are expected to be registered on each shareholder's VP-account around 4 July 2002. After settlement, the shareholder will receive a notice from VPC AB confirming the number of Class B Shares in Tele 2 received as a result of the reclassification.

Withdrawal of acceptances

Shareholders who have submitted acceptance forms may withdraw their acceptance. In order for such withdrawal to be effective, it must be in writing and received by Fischer Partners at the address stated above no later than 20 June 2002. Thereafter, the acceptance of the Offer will be binding and may not be revoked.

Shareholding registered with a nominee

Shareholders whose holdings are registered in the name of a nominee with a bank or other securities institution will not receive any notice from VPC AB. Such shareholders who wish to accept the Offer shall make such acceptance in accordance with instructions from their respective nominee.

Swedish Tax Law

Under Swedish tax law, a general rule is that a reclassification of shares constitutes a disposal and a taxable event for the purpose of capital gains tax. However, under case law, the reclassification of one class of shares into another class of shares with less voting rights has not been considered as a disposal giving rise to a liability to capital gains taxation. It is the opinion of Tele2 that a reclassification of Class A Shares into Class B Shares in Tele2 will not be considered as a disposal and consequently, the reclassification should not incur any taxation effects for the shareholders.

What is stated above is a summary of certain Swedish tax consequences related to the offer to reclassify for shareholders who are resident or domiciled in Sweden for tax purposes. The summary is based on current Swedish tax legislation and it is intended as a general information only for shareholders who are resident or domiciled in Sweden. A shareholder with residence outside Sweden should consult his or her tax advisor as to the tax consequences in his or her particular circumstances, including the applicability and the effects of foreign taxation rules.

Addendum for U.S. Holders of Tele2 AB (publ) Class A Shares

This addendum to the document entitled "Offer to Reclassify Class A Shares in Tele2 AB (publ) into Class B Shares" is being made available to U.S. persons who hold or beneficially own Class A Shares of Tele2 or American Depositary Shares representing such Class A Shares.

1 Tele2 Position With Respect to the Offer

None of Tele2, the Board of Directors of Tele2, Fischer Partners or The Bank of New York as Exchange Agent in respect of certain American Depositary Shares representing Class A Shares of Tele2 makes any recommendation to holders of the Class A Shares whether to accept or not accept the Offer. In addition, no one has been authorized to make any such recommendation on behalf of those persons. The decision whether to accept the Offer is up to each individual holder.

2 Purpose of the Offer

The purpose of the Offer is to enable the holders of Class A Shares to receive, if they wish, Class B Shares of Tele2, which are currently more actively traded on the Stockholm Stock Exchange than the Class A Shares.

3 Market Information

The Class A Shares and Class B Shares are traded on the Stockholm Stock Exchange. In addition, the Class A Shares and Class B Shares are traded in the form of American Depositary Receipts on the Nasdaq Stock Market. From January 2, 2002 to May 15, 2002, the average daily trading volume of the Class A Shares and Class B Shares on the Stockholm Stock Exchange was 49,336 shares and 742,712 shares, respectively. During this period, the average weighted share price for the Class A Shares was SEK 259.21 and for Class B Shares SEK 284.48.

4 Available Information

Tele2 is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, press releases and other information with the U.S. Securities and Exchange Commission (the "SEC"). Such reports, press releases and other information can be inspected and copied at the office of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Holders of Class A Shares who wish to know more about Tele2 should consult this material, which is also available from Tele2 upon request.

Tele2 has instructed Fischer Partners to answer any questions from holders of Class A Shares with respect to the mechanics of the Offer. Holders of Class A Shares who have any questions regarding the Offer or its mechanics should contact Fischer Partners at the following address: Box 16027, SE-103 21 Stockholm, Sweden.

5 U.S. Federal Income Tax Consequences

Tele2 has been advised by U.S. legal counsel that the reclassification of Class A Shares into Class B Shares pursuant to the terms of the Offer generally should constitute a tax free exchange under the provisions of the Internal Revenue Code of 1986, as amended. Therefore, Tele2 expects that there will be no U.S. federal income tax consequences of tendering Class A Shares pursuant to the terms of the Offer. The actual tax effect of the reclassification may depend on the particular circumstances of each U.S. holder of Class A Shares. U.S. holders of Class A Shares should consult their tax adviser as to particular consequences of the reclassification of Class A Shares into Class B Shares.

.TELE2.

Period of acceptance 21 May - 20 June 2002
(To be received by Fischer Partners Fondkommission AB no later than 20 June 2002)

Please use the preprinted acceptance form. This form has been enclosed to serve as a translation of the preprinted form.

Offer to reclassify Class A shares in Tele2 AB (publ) into Class B shares

At the Annual General Meeting of Tele2 AB (publ) ("Tele2") on 16 May 2002, it was resolved to make an offer to the holders of Class A Shares whereby such Class A Shares would be reclassified into Class B Shares on a one-for-one basis (the "Offer"). According to the articles of association of Tele2, each Class A Share has an entitlement to ten votes and each Class B Share has an entitlement to one vote. Except for these different voting rights, there are no other differences between Class A Shares and Class B Shares. The Board of Directors of Tele2 has decided on the further terms and conditions of the Offer. The period for acceptance of the Offer commences on 21 May 2002 and ends on 20 June 2002.

The Offer in summary:

- No commission or other fees will be charged.
- VPC will send a notice after registration of the acceptance form with Class A Shares to be reclassified and another notice after reclassification has been completed confirming the number of Class B Shares received (after the expiry of the acceptance period).
- Shareholders who have submitted acceptance forms may withdraw their acceptance. In order for such a withdrawal to be effective, it must be in writing and received by Fischer Partners at the address stated below no later than 20 June 2002.
- The further terms and conditions of the Offer as well as acceptance forms, without preprinted data, can be requested from Fischer Partners, telephone +46 8 463 85 00 or can be downloaded from the web sites www.fip.se and www.tele2.com.
- Incomplete or erroneously completed acceptance forms may be disregarded.

In accordance with the further terms and conditions decided by the Board of Directors of Tele2, I wish to reclassify the Class A Shares of Tele2 below into Class B Shares and I give Fischer Partners power of attorney to complete the reclassification on my behalf.

[ ] Class A shares in Tele2 to be reclassified

The Offer is accepted by sending the completed and signed original of the acceptance form to Fischer Partners Fondkommission AB, Emissioner, P.O. Box 16027, SE-103 21 Stockholm, Sweden.

VP-account

0 0 0 _ | _ _ _ _ | _ _ _ _

Class A shares in Tele2 are registered in this VP-account, and Class B shares in Tele2 will be registered in this VP-account

To be completed by the shareholder

Personal ID no./Organisation registration no.	Telephone no. (daytime)
Name/Company name	
Postal address	
Zip Code Postal office/City Country	
Date of signature Signature	

Acceptance form to be sent to:

Fischer Partners Fondkommission AB
Emissioner
P.O. Box 16027
SE-103 21 Stockholm
Sweden

Acceptance form and Power of attorney

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tele2 AB (publ)

By: ______________________

Name: Håkan Zadler

Title: Chief Financial Officer

Date: May 20, 2002